IRS NUMBER:                        22-3010247
                           STATE OF INCORPORATION:   New Jersey
                           FISCAL YEAR END:          1231

         FILING VALUES:
                           FORM TYPE:                                  SC 13G

         BUSINESS ADDRESS:
                           STREET 1:                        50 DIVISION STREET
                           STREET 2:                                 SUITE 401
                           CITY:                                    SOMERVILLE
                           STATE:                                           NJ
                           ZIP:                                          08876
                           BUSINESS PHONE:                          9082187900

         FORMER COMPANY:
                   FORMER CONFORMED NAME:      HARDING, LOEVNER, MC NALLY, L.P.
                   DATE OF NAME CHANGE:        101393



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 (Amendment No. __)

                             ALLIED CAPITAL CORP.
                              (Name of Issuer)

                                Common Stock
                        (Title of class of Securities)

                                019033109
                             (Cusip Number)

      1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
          Persons.
            Harding, Loevner management, L.P.- 22-3010247

      2)  Check the Appropriate Box if a Member of a Group
                  (a)    _____
                  (b)    _XX_

      3)  SEC Use only.

      4)  Citizenship of Place of Organization.             State of New Jersey

          Number of Shares Beneficially Owned by Each Reporting Person With

      5)  Sole Voting Power                                           455,318

      6)  Shared Voting Power                                          11,428

      7)  Sole Dispositive Power                                      466,746

      8)  Share Dispositive Power                                           0

      9)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:                                                     466,746

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     11)  Percent of Class Represented by Amount in Row 9.               5.94%

     12)  Type of Reporting Person.                                        IA

SCHEDULE 13G

Item 1  (a).  Name of Issuer:               Allied Capital Corp.

Item 1 (b)    Address of Issuer's Principal Executive Offices:
1666 K Street NW, 9th Floor, Washington DC 20006

Item 2  (a).  Name of Person Filing:  Harding, Loevner Management, L.P.
              ("Investment Adviser")

Item 2 (b)    Address of Principal Business Office, or if None, Residence:
              50 Division Street, Suite 401 Somerville, New Jersey 08876

Item 2 (c)   Citizenship:  New Jersey

Item 2 (d)   Title of Class of Securities:  Common Stock

Item 2 (e)  CUSIP No.:  019033109

Item 3 If this statement is filed pursuant to Rules 13d-1 (b), check whether the person filing is a:

          (e)    [xx]    Investment Adviser registered under section 203 of
                        Investment Advisers Act of 1940

Item 4 Ownership: Investment Advisor, representing numerous discretionary accounts, beneficially owns 466,746 shares of common stock representing 5.94% of the total outstanding shares of 7,863,503. Sole and shared voting and sole dispositive power.

Item 5          Ownership of Five Percent (5%) or Less of a Class. [ N/A]

Item 6 Ownership of more than Five Percent (5%) on behalf of another Person [N/A]

Item 7 Identification and classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company     [N/A]

Item 8          Identification and Classification of member of the Group. [N/A]

Item 9          Notice of Dissolution of Group.  [N/A]

Item 10  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 4, 1998

Signature:  /s/ David R. Loevner
David R. Loevner, President
Harding, Loevner Management, L.P.






                                   Harding, Loevner Management, L.P.
                                      SECURITY CROSS-REFERENCE
                                          December 26, 1997



Security:  ALLC (Allied Capital)
Price:       $20.875

Portfolio/Code         Name                            Quantity      Total Cost       Market Value        Unrealized Gain/Loss
1000-2                 HLF Multi Asset Global          5013          80883            104646              23764
10000-1                American   Museum  of  Natural  45000         780811           939375              158564
                       History
1020-2                 Betsy   Goodman   Abell   1984  9714          151161           202780              51619
                       Grantor-Trust Global
1020-9                 G.  Hughes   Abell  and  Betsy  9000          154965           187875              32910
                       Goodman Abell
12012-1                Harbor  Branch   Oceanographic  11428         173421           238559              65138
                       Institution, Inc.
1310-1                 Marujupu Investments Ltd.       32000         491512           668000              176488
1521-1                 University      of      Oregon  15828         239935           330409              90474
                       Foundation
1610-1                 William Paley                   10000         169515           208750              39235
16500-3                The   Norman   Porter   Living  2857          36730            59640               22910
                       trust Dated 4/29/96
1810-1                 Randolph Foundation-Managed     11428         146221           238559              92338
18500-1                Robert F. Rothschild            2285          34799            47699               12901
1900-3                 Lucille   E.   Stephens,   IRA  2285          29960            47699               17739
                       Rollover
1900-4                 Woodford  C.   Stephens,   IRA  2285          29960            47699               17739
                       Rollover
2000-2                 TIFF   Muti-Asset   Fund  (HLM  60000         1052154          1252500             200346
                       Global)
2121-1                 Bata   Retirement   Plan   for  16329         237847           340868              103021
                       International Employees
2121-2                 Breezy Sea Limited              2542          39166            53064               13898
30000-1                The     Chemical      Heritage  34000         550587           709750              159162
                       Foundation, Inc.
5311-1                 Ernest   Christian   Klipstein  4428          72112            92434               20323
                       Foundation
5311-2                 David H.  Klipstein  Article 7  13000         221579           271375              49796
                       Trust
6800-14                Brady Foundation                5714          73627            119280              45653
6800-2                 u/w/o  G.B.  Fowler  f/b/o  A/  2285          36630            47699               11069
                       Fowler (A) Trust
6800-28                Jason  A.   Gregg   Ch.   Rem.  3428          56327            71559               15232
                       Unitrust
6800-29                Simon  N.   Gregg   Ch.   Rem.  3428          56327            71559               15232
                       Unitrust
6800-35                James C. Brady Keogh Plan       1571          26064            32795               6731
6800-39                Jennifer  Johnson  1944  Trust  51428         890882           1073559             182677
                       Equity Section
6800-5                 Elizabeth F. Houghton, Grantor  2285          36630            47699               11069
7600-1                 HLF Global Equity Portfolio     100285        1734254          2093449             359196
8000-3                 Robert  Randolph  Richardson C  4000          58153            83500               25346
                       Trust
80000-1                Harding,     Loevner    Global  2900          52132            60537               8405
                       Equity Fund (Bermuda), Ltd.

                                                       466746        7714344          9743323             2028979
